Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges

(in thousands)

	Three Months Ended March 31,				Year Ended December 31,
	2013		2012		2012		2011		2010	2009	2008
RATIO OF EARNINGS TO FIXED CHARGES:
Pre-tax (loss) income from continuing operations before adjustment for income from equity investee	$(32,259)		$(2,895)		$(109,039)		$(164,284)		$(1,056,850)	$52,260	$(37,042)

Fixed charges:
Interest expense (a)	$57,236		$50,727		$217,325		$203,971		$139,435	$106,798	$101,132
Interest portion of rent expense (b)	3,322		3,165		12,791		10,585		9,747	9,316	8,555

Total fixed charges	$60,558		$53,892		$230,116		$214,556		$149,182	$116,114	$109,687

Total earnings (losses)	$28,299		$50,997		$121,077		$50,272		$(907,668)	$168,374	$72,645

Ratio of earnings to fixed charges	0.5x		0.9x		0.5x		0.2x		—	1.4x	0.7x
Ratio of coverage deficiency	(c	)	(c	)	(c	)	(c	)	(c )		(c	)

(a)	Interest expense includes the write-off and amortization of deferred financing costs and the write-off and amortization of non-cash discounts associated with our debt issuances.
(b)	Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.
(c)	For the three months ended March 31, 2013 and 2013 and the years ended December 31, 2012, 2011, 2010 and 2008, our earnings were insufficient to fully cover our fixed charges. The amount of the coverage deficiency in such periods was $32.3 million, $2.9 million, $109.0 million, $164.3 million, $1.1 billion and $37.0 million, respectively.